

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2023

J. Lance Carter
President and Chief Operating Officer
HBT Financial, Inc.
401 North Hershey Road
Bloomington, Illinois 61704

> **Re: HBT Financial, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 10, 2023**
> **File No. 333-270466**

Dear J. Lance Carter:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at (202) 551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Abdul R. Mitha